SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April, 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its un-audited, preliminary earnings results for the first quarter of fiscal year 2007 and 2008 as attached hereto.

*	Attachment 1.	un-audited, preliminary statements of income of KEPCO for the first quarter of fiscal year 2007 and 2008

	Attachment 2.	un-audited, estimated statements of income including KEPCO and its six generation subsidiaries for the first quarter of fiscal year 2007 and 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director
Finance Team

Date: April 30, 2008

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the first quarter of 2007 and 2008 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of March 31, 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

As of March 31, 2007 and 2008

(Unit : in billions of Korean Won)	1Q 2008	1Q 2007	Change
Operating revenues:	8,017	7,156	12.0%

Sale of electric power	7,958	7,094	12.2%
Other operating revenues	56	58	-2.8%
Revenues for other businesses	3	4	-40.5%

Operating expenses:	8,236	7,030	17.2%

Fuel	10	8	20.0%
Purchased power	6,979	5,834	19.6%
Maintenance	149	151	-1.5%
Depreciation	472	437	8.1%
Other operating expenses	618	593	4.0%
Expenses for other businesses	8	6	21.9%

Operating income	(219)	126	-274.0%

Non-operating income:	830	1,020	-18.6%

Gain on foreign currency transactions and translation	1	0	400.0%
Investment income from affiliates	672	792	-15.1%
Other	157	228	-31.0%

Non-operating expenses:	354	223	58.5%

Interest expenses	157	136	15.9%
Loss on foreign currency transactions and translation	129	36	260.2%
Investment loss from affiliates	26	21	26.4%
Other	41	31	32.9%

Earnings before taxes	257	922	-72.1%

Provision for income taxes	(43)	147	-129.3%

Net income	300	775	-61.3%

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the fiscal year ended March 31, 2007 and 2008 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its wholly owned six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of March 31, 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Estimated STATEMENTS OF INCOME including six GENCOs (Unaudited)

As of March 31, 2007 and 2008

(Unit : in billions of Korean Won)	1Q 2008	1Q 2007	Change
Operating revenues:	8,077	7,208	12.1%

Sale of electric power	7,929	7,077	12.0%
Other operating revenues	44	50	-12.0%
Revenues for other businesses	104	81	28.4%

Operating expenses:	7,523	6,101	23.3%

Fuel	3,729	2,821	32.2%
Purchased power	975	589	65.5%
Maintenance	388	377	2.9%
Depreciation	1,240	1,200	3.3%
Other operating expenses	1,182	1,108	6.7%
Expenses for other businesses	9	6	50.0%

Operating income	554	1,107	-50.0%

Non-operating income:	628	434	44.7%

Gain on foreign currency transactions and translation	14	2	600.0%
Investment income from affiliates	150	116	29.3%
Other	464	316	46.8%

Non-operating expenses:	738	363	103.3%

Interest expenses	206	175	17.7%
Loss on foreign currency transactions and translation	399	67	495.5%
Investment loss from affiliates	26	21	23.8%
Other	107	100	7.0%

Earnings before taxes	444	1,178	-62.3%

Provision for income taxes	144	403	-64.2%

Net income	300	775	-61.3%